Exhibit 12

Motorola Solutions, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions)	2010	2009	2008	2007	2006
Pretax income (loss) (1)	$666	$(502)	$(2,858)	$(347)	$4,605
Capitalized interest	—	—	—	—	—
Fixed charges
(as calculated below)	266	261	282	432	404

Earnings (2)	$932	$(241)	$(2,576)	$85	$5,009

Fixed charges:
Interest expense	$222	$213	$225	$360	$330
Rent expense interest factor	44	49	57	72	74

Total fixed charges (2)	$266	$261	$282	$432	$404

Ratio of earnings to fixed charges	3.5	N/A (3)	N/A (3)	0.2	12.4

Notes

(1)	After adjustments required by Item 503 (d) of SEC Regulation S-K.
(2)	As defined in Item 503 (d) of SEC Regulation S-K.
(3)	Earnings were inadequate to cover fixed charges for the year ended December 31, 2009 and 2008 by $241 million and $2.6 billion, respectively.